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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00484

SEC MAIL RECEIVED PROCESSING MAR - 7 2005 WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wayne Hummer Investments LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 South Wacker Drive
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

G.T. Becker **(312) 431-1700**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 South Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAR 3 1 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/29/05

OATH OR AFFIRMATION

I, George T. Becker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Wayne Hummer Investments L.L.C., as of December 31, 2004, are true and correct. The financial statements and supplemental information of the Company are made available to all of the company's members and allied members of the New York Stock Exchange, Inc. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

CFO

Title

Notary Public

"OFFICIAL SEAL"
JONATHAN P. STANISLAW
Notary Public, State of Illinois
My Commission Expires 07/09/05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplemental Report of Independent Auditors on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

Wayne Hummer Investments LLC
December 31, 2004

0412-0600822Con

Wayne Hummer Investments LLC

Consolidated Statement of Financial Condition

December 31, 2004

Contents

Report of Independent Registered Public Accounting Firm

The Operating Committee and Sole Member
Wayne Hummer Investments LLC

We have audited the accompanying consolidated statement of financial condition of Wayne Hummer Investments, LLC (the Company) as of December 31, 2004. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Wayne Hummer Investments, LLC at December 31, 2004, in conformity with accounting principles generally accepted in the United States.

Chicago, Illinois
February 18, 2005

Wayne Hummer Investments LLC

Consolidated Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$ 528,326
Cash segregated for regulatory purposes	1,000
Deposits with clearing organizations (including U.S. government obligation of $298,161)	888,930
Securities borrowed	1,239,300
Receivables from:	
Brokers and clearing organizations	91,851
Customers	33,409,708
Affiliates	1,286,342
Securities owned – at market value	2,022,493
Securities owned, pledged to creditors – at market value	1,216,315
Exchange memberships – at cost (market value $1,127,000)	2,517,000
Furniture, equipment, and leasehold improvements (net of accumulated depreciation and amortization of $1,153,416)	1,174,168
Other assets	1,920,132
Goodwill	7,960,483
Total assets	$ 54,256,048
Liabilities and member's equity	
Liabilities:	
Short-term bank borrowings	$ 10,324,204
Payables to:	
Brokers and clearing organizations	2,191,951
Customers	16,336,946
Securities sold, not yet purchased	58,811
Deferred tax liability	820,661
Accrued compensation and benefits	2,588,222
Accounts payable, accrued expenses, and other liabilities	2,396,521
Total liabilities	34,717,316
Member's equity	19,538,732
Total liabilities and member's equity	$ 54,256,048

See notes to the consolidated statement of financial condition.

Wayne Hummer Investments LLC

Notes to Consolidated Statement of Financial Condition

December 31, 2004

1. Organization

Wayne Hummer Investments LLC (Hummer), registered as a broker/dealer under the Securities Exchange Act of 1934 (the Act), is a financial services firm headquartered in Chicago, Illinois. Focused Investments L.L.C. (Focused), an Illinois limited liability company, is a wholly owned subsidiary of Hummer, registered as a broker-dealer under the Act, engages in retail securities brokerage primarily through bank investment centers and clears securities transactions through Hummer. Hummer and Focused are collectively referred to as the (Company). The term of the Company shall be perpetual unless the Company is dissolved earlier in accordance with the provisions of the operating agreement.

The Company is a wholly owned subsidiary of Wintrust Financial Corporation (Wintrust). The Company maintained its limited liability company status subsequent to the acquisition.

Wintrust has assigned 100% of its limited liability company interest in Hummer to North Shore Community Bank & Trust Company (NSCB), an Illinois-chartered state bank that also is a member of the Federal Reserve. NSCB also is a wholly owned subsidiary of Wintrust. By virtue of its ownership of Hummer, NSCB also owns 100% of Focused.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its consolidated statement of financial condition are reasonable and prudent. Actual results may differ from those estimates.

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of Hummer and Focused. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than 90 days, that are not held for sale in the ordinary course of business.

2. Summary of Significant Accounting Policies (continued)

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased are recorded on a settlement date basis and are stated at market or fair value. Recording such transactions on a trade-date basis would not result in a material difference. The Company's valuation policy is to use quoted market or dealer prices from independent sources where they are available and reliable. If quoted or dealer prices are not available, fair values are estimated on the basis of dealer quotes, or quoted prices for instruments with similar characteristics.

Securities Borrowed

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash, letters of credit, or other collateral with the lender. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Fixed Assets

Fixed assets include furniture and equipment and are recorded at cost, which is depreciated using the straight-line method over the useful lives of the assets, and leasehold improvements, which are amortized using the straight-line method over the shorter of the lease term or useful life.

Exchange Memberships

Exchange memberships are recorded at cost or, if an other-than-temporary impairment in value has occurred, at a value that reflects management's estimates of the impairment.

Goodwill

The Company applies the provisions of the Statement of Financial Accounting Standards No. 142 (SFAS 142), *Goodwill and Other Intangible Assets*, which provides accounting and disclosure requirements for goodwill and intangible assets subsequent to their acquisition.

2. Summary of Significant Accounting Policies (continued)

The recoverability of goodwill is evaluated annually, at a minimum, or on an interim basis if events or circumstances indicate a possible inability to realize the carrying amount. The evaluation includes assessing the estimated fair value of the goodwill based on market prices for similar assets, where available, and the present value of the estimated future cash flows associated with the goodwill. Because 100% of goodwill is treated as a nonallowable asset for regulatory purposes, the impact of any impairment on the Company's net capital would not be significant but could adversely impact the results of operations.

Income Taxes

The Company is a member of a consolidated group for federal and state income tax purposes. A tax-sharing agreement between the Company and Wintrust provides, to the extent permitted by applicable law, for federal and state income taxes to be determined on a separate company basis. Any tax losses of the Company may be utilized to offset taxable income for other members of the consolidated group. To the extent the Company incurs current-year losses, other members within the consolidated federal income tax return compensate it for use of its current-year losses.

Recently Issued Accounting Standards

Effective January 1, 2004, the Company adopted the provisions of the FASB's Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51* (FIN 46R). The objective of FIN 46R is to improve financial reporting by companies involved with variable interest entities. This new model for consolidation applies to an entity in which either: (1) the powers or rights of the equity holders do not give them sufficient decision-making powers, or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. FIN 46R requires a variable interest entity to be consolidated by the company that is subject to a majority of the risk of loss from the variable interest entity's activities or that is entitled to receive a majority of the entity's residual returns or both. For nonpublic entities, the consolidation requirements of FIN 46R apply immediately to variable interest entities created after December 31, 2003. A nonpublic entity shall apply FIN 46R to all entities that are subject to this interpretation by the beginning of the first annual period beginning after December 15, 2004. The implementation of FIN 46R did not have a material impact on the Company's financial position.

3. Receivables From, and Payables to, Brokers and Clearing Organizations

Amount receivables from, and payables to, brokers, dealers, and clearing organizations include amounts due on failed securities transactions.

4. Receivables From, and Payables to, Customers

The Company extends credit to its customers to finance their purchases of securities on margin. The Company receives income from interest charged on such extensions of credit. Customer receivables include amounts due on cash and margin balances. Securities owned by customers are held as collateral for receivables, which are not recorded in the consolidated statement of financial condition. Customer payables include customers' free credit balances.

5. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2004, securities owned (including those pledged to creditors) and securities sold, not yet purchased are recorded at market value and consist of the following:

	Owned	Sold, Not Yet Purchased
Mortgage-backed securities	$ 243,731	$ –
State and municipal government obligations	1,907,173	–
Corporate obligations	474,056	–
Equities	613,848	58,811
	$ 3,238,808	$ 58,811

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the consolidated statement of financial condition.

In the normal course of business, the Company obtains securities under securities borrowed on terms that permit it to pledge or sell the securities to others. At December 31, 2004, the Company obtained securities with a fair value of approximately $1.5 million on such terms, of which substantially all have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary and customer short sales.

6. Short-Term Bank Borrowings

Short-term bank borrowings are collateralized demand obligations at interest rates approximating the federal funds rate and are used to finance securities purchased by customers on margin and owned by Hummer.

At December 31, 2004, customer loans of $6,165,000 are collateralized by $20,596,135 of customers' margin account securities and $9,790,273 of secured letters of credit. Firm borrowings of $959,000 are collateralized by $1,216,315 of securities owned by the Company pursuant to secured demand note collateral agreements. There were bank overdrafts in the amount of $3,200,204.

7. Benefit Plans

Employee Benefit Plan

Wintrust sponsors a defined-contribution plan with a deferred compensation arrangement pursuant to Section 401(k) of the Internal Revenue Code. Participants are eligible to make pretax contributions to the plan and share in employer contributions. The Company has agreed to match 60% of each dollar of participant contributions up to a maximum matching contribution of $4,000 annually.

Deferred Compensation

Wintrust sponsors a deferred compensation plan for certain employees. Participants voluntarily defer a portion of their salary, which is placed in a trust for a deferral period of up to 15 years. The Company's contributions are charged to expense in the year the award vests.

8. Income Taxes

The Company is included in the consolidated federal and state income tax return filed by its Parent. Federal and state income taxes are calculated as if the Company filed a separate tax return.

Net deferred tax liabilities as of December 31, 2004, are as follows:

Assets	$ 457,550
Liabilities	(1,278,211)
Net deferred tax liabilities	$ 820,661

8. Income Taxes (continued)

Net deferred tax liabilities are comprised principally of net temporary differences related to the deferred compensation and goodwill.

9. Related Parties

Hummer is affiliated with Wayne Hummer Asset Management Company (WHAMC). Hummer provides office space and services to WHAMC for which Hummer is reimbursed. At December 31, 2004, receivables from affiliates included amounts due from WHAMC of $156,115.

At December 31, 2004, Hummer had loans to employees of $1,340,583, included in receivables from affiliates.

10. Financial Instruments

Financial instruments recorded at fair value on the Company's consolidated statement of financial condition include securities owned and securities sold, not yet purchased. Other financial instruments are recorded by the Company at contract amounts and include receivables from, and payables to, brokers, dealers, and clearing organizations and customers; receivables from, and payables to, affiliates and customers; securities borrowed; and short-term bank borrowings. Financial instruments carried at contract amounts which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

The Company's customer securities activities, including transactions involving the sale of securities not yet purchased and the writing of options, are transacted on a cash or margin basis. In margin transactions, the Company extends credit to the customers, subject to various regulatory and internal guidelines, collateralized by cash and securities in the customer's account. Such transactions expose the Company to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In cash account transactions, the Company is exposed to the risk of loss in the event the customers do not complete the transaction, in which case the Company may have to purchase or sell securities at prevailing market prices. The Company monitors trade-date customer exposure and collateral values on a daily basis and requires customers to deposit additional collateral or reduce positions when

10. Financial Instruments (continued)

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligation. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

11. Commitments and Contingencies

The Company leases certain office space and equipment under noncancelable leases. Future minimum payments under the noncancelable leases at December 31, 2004, are as follows:

Year Ending December 31	
2005	$ 1,373,398
2006	1,404,935
2007	1,202,701
	$ 3,981,034

The Company applies the provisions of the FASB's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45), which provides accounting and disclosure requirements for certain guarantees. In the normal course of business, the Company provides guarantees to securities clearinghouses and exchanges. These guarantees are generally required under the standard membership agreements such that members are required to guarantee the performance of other members. To mitigate these performance risks, the exchanges and clearinghouses often

11. Commitments and Contingencies (continued)

require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote.

At December 31, 2004, the Company was contingently liable in the amount of $1,000,000 under secured letters of credit placed at a clearing organization for the purpose of satisfying margin requirements.

12. Subsequent Events

In 2005, Hummer will change their status as a self-clearing broker dealer to a fully disclosed broker-dealer. Hummer has a signed agreement with First Clearing to introduce and clear all customer transactions once their status is changed.

13. Net Capital Requirements

Hummer and Focused, as securities broker-dealers, are subject to Rule 15c3-1 under the Securities Exchange Act of 1934 and, in the case of Hummer, the net capital rules of the New York Stock Exchange, Inc. (NYSE). Hummer has elected to use the alternative method of computing net capital requirements, which requires Hummer to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined.

At December 31, 2004, Hummer had net capital of $4,004,816, which was $3,254,021 in excess of its required minimum net. Focused is required to maintain net capital equal to the greater of $50,000 or 6 2/3% of aggregated indebtedness, as defined. At December 31, 2004, Focused had net capital of $376,562, which was $325,562 in excess of the required minimum net capital.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule and other regulatory bodies.